September 11, 2024

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for Registration Statement on Form N-14 T. Rowe Price High Yield Fund, Inc. (File No. 333-281597) (“Registrant”)

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) relating to the reorganization of The New America High Income Fund, Inc. into the T. Rowe Price High Yield Fund, a series of the Registrant.

The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 16, 2024, pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Baltimore, State of Maryland on September 11, 2024.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call me at 410.577.4847 or email me at Sonia.Kurian@troweprice.com.

Sincerely,

/s/ Sonia Kurian
Sonia Kurian, Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.